1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Unanimously Re-elects Dr. Morris Chang as Chairman and Sets July 5 as Record Date for Common Share Dividends

Hsinchu, Taiwan, R.O.C. – June 10, 2015 – TSMC (NYSE: TSM) today held the first meeting of the 13th Board of Directors, at which the Board unanimously re-elected Dr. Morris Chang as Chairman and Dr. F.C. Tseng as Vice Chairman of TSMC. In addition, TSMC’s board set July 5, 2015 as the record date for its common share dividends. The ex-dividend date for both TSMC common shares and American Depositary Shares (ADSs) will be June 29, 2015.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors also:

1.	Approved capital appropriation of approximately US$1,452.15 million for purposes including: 1) Installation of advanced and specialty technology capacity; 2) Conversion of certain logic capacity to specialty technologies; 3) Third quarter 2015 R&D capital investments and sustaining capital expenditures.

2.	Approved the capital injection of not more than US$2 billion to TSMC Global Ltd., a wholly-owned BVI subsidiary, for the purpose of reducing foreign exchange hedging costs.

#    #    #

TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com